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                             Amendment to By-Laws of
                         Smith Barney Sector Series Inc.
                           adopted September 12, 2000

RESOLVED:    That in accordance with the terms of Article IX of the Fund's
---------    by-laws,  Article I, Section 8 of said by-laws
             is revised and restated in its entirety, as follows:

             Section 8. Voting. Except as otherwise provided by
             ---------- -------
             statute or the Corporation's Charter, each holder of record of shares of stock of the Corporation having voting power shall be entitled at each meeting of the stockholders to one (1) vote for every share of stock standing in his name on the records of the Corporation as of the record date determined pursuant to Section 9 of this Article I.

             Each stockholder entitled to vote at any meeting of stockholders may authorize another person or persons to act for him by a proxy signed by the stockholder or his attorney-in-fact, or in such other manner as may be permitted by law, including authorization of a proxy by electronic or telephonic means. No proxy shall be valid after the expiration of eleven (11) months from the date thereof, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the stockholder executing it, except in those cases in which the proxy states that it is irrevocable and in which an irrevocable proxy is permitted by law.